

07007267

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC Mail
RECEIVED
PROCESSING
NOV 2 8 2007
WASH. D.C.
186
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-22190~~ 21190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2006 AND ENDING 9/30/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~SHERMAN~~ Shearman, RALSTON INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 BATTERY PLACE
(No. and Street)

NEW YORK, NY 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS P. RALSTON (212) 248-1160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, NEW YORK, NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 17 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS P. RALSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHERMAN, RALSTON INC., as of SEPTEMBER 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

CAREN S. BRUTTEN
Notary Public, State of New York
No. 02BR4500787
Qualified in New York County
Commission Expires Nov. 30, 2009

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHEARMAN, RALSTON INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2007

SHEARMAN, RALSTON INC.

TABLE OF CONTENTS

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Public Company Audit Firms
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Shearman, Ralston Inc.
New York, NY

We have audited the statement of financial condition of Shearman, Ralston Inc. as of September 30, 2007 and the related statements of income, cash flows and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shearman, Ralston Inc. as of September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horowitz + Ullmann, P.C.

New York, NY
October 29, 2007

SHEARMAN, RALSTON INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 16,244
Marketable securities	6,659,461
Commission receivable from clearing broker	112,098
Total current assets	6,787,803
OTHER ASSETS	
Note receivable-stockholder	675,000
Security deposits	15,433
Total other assets	690,433
TOTAL ASSETS	$7,478,236

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued liabilities	$1,557,872
Deferred tax payable	1,723,500
TOTAL LIABILITIES	3,281,372
STOCKHOLDERS' EQUITY	
Capital Stock	
Common, Class "A", $1.00 par value, authorized 10,000 shares; issued 2,500 shares, outstanding 1,250 shares	2,500
Common, Class "B", $1.00 par value, authorized 10,000 shares; issued 225 shares, outstanding 112.50 shares	225
Additional paid-in capital	32,150
Treasury stock, at cost (1,250 shares of Class "A" common stock and 112.50 shares of Class "B" common stock)	(328,485)
Retained earnings	4,490,474
TOTAL STOCKHOLDERS' EQUITY	4,196,864
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,478,236

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2007

REVENUES	
Customer commissions	$1,319,185
Dividend and interest income	242,724
Unrealized gain on securities	1,001,754
Realized gain on securities sold	96,798
Clearance rebate income	184,290
Other income	46,997
Principal transactions	5,936
Total revenues	2,897,684
EXPENSES	
Employee compensation	1,191,504
Clearance charges	149,251
Rent	73,103
Travel and entertainment	65,438
Insurance	49,055
Interest	85,206
Contributions to profit sharing plan	63,337
Payroll taxes	44,169
Stationery, postage and supplies	827
Tickers and quotation service	20,483
Telephone	15,117
Professional and registration fees	12,616
Office expense	20,960
Miscellaneous	5,208
Total expenses	1,796,274
INCOME BEFORE PROVISION FOR INCOME TAXES	1,101,410
PROVISION FOR INCOME TAXES	478,082
NET INCOME	$ 623,328

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 623,328
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized gain on investment securities	(1,001,754)
Realized gain on sale of investment securities	(96,798)
Deferred income tax	450,582
Changes in assets and liabilities:	
Increase in security deposits	(373)
Increase in due from clearing broker	(13,087)
Decrease in accounts payable and accrued liabilities	(101,559)
Total adjustments	(762,989)
Net cash used for operating activities	(139,661)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of marketable securities	(330,056)
Sales of marketable securities	462,139
Net cash provided by investing activities	132,083
NET INCREASE IN CASH	(7,578)
CASH - October 1, 2006	23,822
CASH - September 30, 2007	$ 16,244

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2007

	Common Stock					
	Class "A"	Class "B"	Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balances October 1, 2006	$2,500	$225	$32,150	$(328,485)	$3,867,146	$3,573,536
Net income	-	-	-	-	623,328	623,328
Balances September 30, 2007	$2,500	$225	$32,150	$(328,485)	$4,490,474	$4,196,864

See independent auditor's report and accompanying notes to financial statements.

SHEARMAN, RALSTON INC.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Shearman, Ralston Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). Its primary source of revenue is derived from providing brokerage services to customers located mainly in the New York metropolitan area, who are predominately upper-income and middle-income individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions:
Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. The Company uses the specific identification method for determining the cost basis in computing realized gains and losses.

Marketable securities are valued at market value. The resulting difference between cost and market is included in income as unrealized gain or loss. Investment securities, not readily marketable, are recorded at cost.

Collateral:
The Company maintains a proprietary margin account with the broker-dealer that holds the Company's marketable securities. The securities serve as collateral for the margin account balance. The margin account balance is included in accounts payable and accrued liabilities in the statement of financial condition.

Commissions:
Customers' securities transactions are reported on a settlement-date basis with the related commission income and clearing expenses reported on a trade-date basis as securities transactions occur. All such transactions are cleared through another broker-dealer on a fully disclosed basis.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for income taxes and interest is $17,500 and $85,206, respectively.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $100,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at September 30, 2007, the Company's net capital exceeds such capital requirements by $2,346,204 and the ratio of aggregate indebtedness ($1,557,872) to net capital ($2,450,062) is 0.6359 to 1.

5. INCOME TAXES

The Company computes its tax in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

The provision for income taxes includes the following at September 30, 2007:

	Current	Deferred	Total
Federal income tax expense	$ -	$270,544	$270,544
State and local tax expense	27,500	180,038	207,538
	$27,500	$450,582	$478,082

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense is summarized as follows:

Expected income tax expense at U.S. statutory tax rate	$374,480
(Increase)/decrease in tax expense from:	
State and local income tax expense, net of federal income tax expense	136,975
Corporate dividends received deduction	(26,220)
Other	(7,153)
	$478,082

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The tax effect of the temporary differences giving rise to the Company's deferred tax liability results from unrealized gains on marketable securities.

6. NOTE RECEIVABLE-STOCKHOLDER

The note bears interest at the rate of 5% per annum and requires interest payments of $8,438 per quarter. The entire principal amount is due and payable on the maturity date which is March 1, 2016. The note is secured by the residence of the stockholder.

7. PENSION PLAN

The Company has a profit sharing pension plan for all full-time employees who have completed at least one full year of service. For the fiscal year ended September 30, 2007, the amount contributed is $63,337.

8. CONCENTRATIONS OF CREDIT RISK

The Company engages in various trading and brokerage activities in which counterparties primarily include other broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. OPERATING LEASE OBLIGATION

The Company conducts its operations from premises leased under a five year operating lease expiring in October 2009. Rent is payable on a monthly basis at the current rate of $5,497 per month. Minimum future rental payments under the operating lease as of September 30, 2007 for each of the next two years, and in the aggregate, are:

Year ended September 30,	Amount
2008	$67,715
2009	5,749
Total	$73,464

Rent expense is $73,103 for the year ended September 30, 2007, which includes utilities and real estate tax.

Schedule "1"

SHEARMAN, RALSTON INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SEPTEMBER 30, 2007

STOCKHOLDERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$4,196,864
Less: Nonallowable assets:	
Deposits	15,433
Note receivable-stockholder	675,000
TENTATIVE NET CAPITAL	3,506,431
Capital charge on investment securities	998,919
Capital charge on undue concentration	57,450
NET CAPITAL	2,450,062
Less: Minimum net capital required to be maintained ($100,000 or 1/15th of aggregate indebtedness, whichever is greater)	103,858
EXCESS NET CAPITAL	$2,346,204
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued liabilities	$1,557,872
1/15TH OF AGGREGATE INDEBTEDNESS	$ 103,858
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.6359 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

SHEARMAN, RALSTON INC.
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
SEPTEMBER 30, 2007

Net Capital, per Form X-17a-5 as of September 30, 2007, unaudited	$2,450,062
Add: Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$2,450,062

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

SHEARMAN, RALSTON INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2007

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2007.

"Schedule 4"

SHEARMAN, RALSTON INC.
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
SEPTEMBER 30, 2007

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended September 30, 2007.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Public Company Audit Firms
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Shearman, Ralston Inc.
New York, NY

In planning and performing our audit of the financial statements of Shearman, Ralston Inc. for the year ended September 30, 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Shearman, Ralston Inc., that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz + Ullmann, P.C.

New York, NY
October 29, 2007

END